UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2017

Commission File Number 001-33922

DRYSHIPS INC.

109 Kifissias Avenue and Sina Street
151 24, Marousi
Athens, Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
On August 31, 2017, DryShips Inc. (the "Company") announced the commencement of its previously announced rights offering (the "Rights Offering") pursuant to which each holder of shares of the Company's common stock, par value $0.01 per share ("Common Stock"), received one non-transferable subscription right ("Subscription Right") for each share of Common Stock owned as of August 31, 2017 (the "Record Date").  In connection with the Rights Offering, the Company will promptly commence the mailing of the prospectus supplement dated August 31, 2017, the accompanying base prospectus and certain other ancillary documents relating to the Rights Offering (forms of which are attached hereto as Exhibits 4.1 and 99.2-99.8) to holders of Common Stock as of the Record Date.
Attached as Exhibit 4.1 to this Report on Form 6-K is the form of Subscription Rights Certificate.

Attached as Exhibit 5.1 to this Report on Form 6-K is the opinion of Seward & Kissel LLP relating to the validity of the Subscription Rights and the shares of Common Stock issuable upon exercise of the Subscription Rights and payment of consideration therefor.
Attached as Exhibit 99.1 to this Report on Form 6-K is a press release of the Company dated August 31, 2017: DryShips Inc. Announces Commencement of Rights Offering.
Attached as Exhibit 99.2 to this Report on Form 6-K is the form of Instructions as to Use of Subscription Rights Certificates.

Attached as Exhibit 99.3 to this Report on Form 6-K is the form of Letter to Shareholders who are Record Holders.

Attached as Exhibit 99.4 to this Report on Form 6-K is the form of Letter to Brokers, Dealers, Banks and Other Nominees.

Attached as Exhibit 99.5 to this Report on Form 6-K is the form of Letter to Clients of Nominee Holders.

Attached as Exhibit 99.6 to this Report on Form 6-K is the form of Beneficial Owner Election Form.

Attached as Exhibit 99.7 to this Report on Form 6-K is the form of Nominee Holder Certification.

Attached as Exhibit 99.8 to this Report on Form 6-K is the form of Notice of Important Tax Information.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statements on Form F-3 (File Nos. 333-202821 and 333-216826).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.
(Registrant)

Dated: August 31, 2017	By:	/s/ Anthony Kandylidis
Anthony Kandylidis
President and Chief Financial Officer